Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

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The Creation of a New Global Software Company

intentia
the intelligent choice

LAWSON

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Strong Strategic Position

Richard Lawson

intentia
the intelligent choice
LAWSON

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A Powerful Combination

LAWSON		intentia		The "New" Lawson
Enterprise Applications for Service-Oriented Industries Primarily North America	+	Enterprise Applications for Manufacturing, Distribution and Maintenance Industries Primarily Europe and Asia Pacific	=	**Rich Capability Enterprise Scope Applications for the Global Mid-Market**

intentia
the intelligent choice

LAWSON

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Product Architecture Today

Common approach to application independence

Lawson Portal Server
Client
Lawson Applications
Lawson Business Integrator
Intentia Portal Server
Client
Intentia Applications
Intentia Business Integrator
Lawson Application Server
Intentia Application Server
Industry standard databases
Industry standard databases
Standard operating systems
Standard operating systems
Standard hardware platforms
Standard hardware platforms

intentia the intelligent choice
LAWSON

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Product Architecture Future

Shared vision using open middleware standards

Websphere Portal Server
Client
Lawson Applications
Websphere Business Integrator
Websphere Portal Server
Client
Intentia Aplications
Websphere Business Integrator
Websphere Application Server
Websphere Application Server
Industry standard databases
Industry standard operating systems
Industry standard hardware platforms

intentia the intelligent choice
LAWSON

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Market Leadership

Romesh Wadhwani

intentia
the intelligent choice

LAWSON

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Increased Market Opportunity

Addressable market expands from:

- Products
- Scale
- Vertical markets
- Cross-selling
- Geographies

USD 1 billion

As stand alone companies

USD 5.8 billion

As a global, combined company

Source: Industry analysts and company estimates

intentia
the intelligent choice

LAWSON

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Balanced Global Presence

Revenue Mix

Asia-Pacific
10%
45%
45%
Americas
Europe

4000+ customers
40+ countries
40+ languages

intentia
the intelligent choice
LAWSON

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Focused on the Mid-Market

Annual Revenue
USD
>20B
7.5B
2.5B
1B
750mm
500mm
250mm
100mm
25mm
71% of SAP's and
Oracle's Sales
Large
75% of New
Lawson's Sales
Mid
72% of Microsoft's
and Sage's Sales
Small

Source: META Group

intentia the intelligent choice

LAWSON

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Better Value for Customers

Bertrand Sciard

intentia
the intelligent choice

LAWSON

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Transaction: Strong Combination of Equals

Robert Barbieri

intentia the intelligent choice

LAWSON

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Summary

Romesh Wadhwani

intentia the intelligent choice LAWSON

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Winning Combination

LAWSON + intentia = The "New" Lawson

The right choice for the global mid-market

Highly complementary strengths

Expanded opportunity

Scale

intentia the intelligent choice

LAWSON

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The Creation of a New Global
Software Company

[LOGO]	[LOGO]

Forward-looking statements

•This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Lawson’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

•Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors section of Lawson Software’s and Intentia’s most recently filed Forms 10-K and 10-Q. Lawson Software and Intentia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

Where to find additional information

Additional Information And Where To Find It

•Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson  pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

•Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson as indicated above.

Strong Strategic Position

Richard Lawson

Chairman, Lawson Software

Co-Chairman designate, the new Lawson Software

A Powerful Combination

[LOGO]		[LOGO]		The “New” Lawson

Enterprise Applications for Service-Oriented Industries	+	Enterprise Applications for Manufacturing, Distribution and Maintenance Industries	=	Rich Capability Enterprise Scope Applications for the Global Mid-Market

Primarily North America		Primarily Europe and Asia Pacific

The new business will retain the Lawson brand as it brings benefits of recognition, headquarters and listing in the world’s largest software market, the USA

Closing is expected by the end of December 2005, subject to regulatory approval

Strong Market Position

• Over 4,000 unique mid-market customers worldwide
Customers	• Focus and committed to mid-market customers
• Strong balance sheet, scale to innovate, low risk

Products	• Broad portfolio addressing all ERP, EPM, SCM, EAM, and CRM application categories

Market Size	• Expands addressable market from USD 1 billion each to USD 5.8 billion in software licenses

Leadership	• Creates the largest provider of enterprise applications dedicated to serving the mid-market*

Reach	• Serves 40+ countries worldwide in
• Vertical market expertise spanning multiple sectors

*Midsize ERP Vendors Fend Off Newcomers, Forrester Research, April 7, 2005

Product Architecture Today

Common approach to application independence

	Client			Client
Lawson Portal Server		Lawson Business Integrator	Intentia Portal Server		Intentia Business Integrator
	Lawson Applications			Intentia Applications

Lawson Application Server			Intentia Application Server

Industry standard databases			Industry standard databases

Standard operating systems			Standard operating systems

Standard hardware platforms			Standard hardware platforms

Product Architecture Future

Shared vision using open middleware standards

	Client			Client
Websphere Portal Server		Websphere Business Integrator	Websphere Portal Server		Websphere Business Integrator
	Lawson Applications			Intentia Applications

Websphere Application Server			Websphere Application Server

Industry standard databases

Industry Standard operating systems

Industry Standard operating systems

People You Can Trust

Delivering value for over 20 years to mid-market customers

Committed

•                  Supporting over 4,000 mid-market customers

•                  Dependent on mid-market customer success

Innovative

•                  Architects of their own products for the mid-market

•                  Pioneers in open standards technology in mid 1990s

Experienced

•                  20+ years of business process analysis in the mid-market

•                  Knowledge of customer issues, governance, business pressures

Market Leadership

Romesh Wadhwani

Chairman, Intentia International

Co-chair designate of the new Lawson Software

Rich Enterprise Capability

Loosely coupled, service-oriented architecture, open standards

Enterprise Performance & Business Intelligence

Manufacturing Industries

Food & Beverage

Wholesale Distribution

Fashion

Asset Intensive

Service & Rental

Healthcare

Retailing

Financial services

Government & Education

Professional Services

Service

Industries

Customers & Suppliers

Financial Management

Human Capital Management

Manufacturing & Supply Chain

Asset Management

Increased Market Opportunity

Addressable market expands from:

•	Products
USD 5.8 billion
•	Scale
As a global, combined company
•	Vertical markets

•	Cross-selling

•	Geographies
USD 1 billion

As stand alone companies

Source: Industry analysts and company estimates

Balanced Global Presence

Revenue Mix

[GRAPHIC]

[CHART]

4000+ customers
40+ countries
40+ languages

Focused on the Mid-Market

[CHART]

Source: META Group

Better Value
for Customers

Bertrand Sciard

President and CEO, Intentia International

Chief Operating Officer designate, the new Lawson Software

The New Lawson Choice

Large Business Solutions	New Lawson Business Solutions	Small Business Solutions

<=	Rich functionality	Limited

Years	Short timescales

High costs to operate/maintain	Low resources

Cost to change	Flexible solutions	Limit to change

<=	Ability to scale	Local

Big bang	Low risk	VAR viability

Good News for Customers

Continued support and development, new products and lower risk

Security of current investments

•  Continued support of both existing product lines

•  Continued development of existing product lines

Enhanced development and support capability

Expanded product portfolio

Low risk today and for the future

Transaction: Strong Combination of Equals

Robert Barbieri

Chief Financial and Performance Officer, Lawson Software

Chief Financial and Performance Officer designate, the new Lawson Software

Transaction Summary

Transaction Highlights	• Value:	Approx. USD 480 million
	• Terms:	All Stock
	• Exchange Ratio:	0.4519 share of Lawson for each Intentia series B share 0.5061 share of Lawson for each Intentia A share
	• Ownership:	Approx. 57% Lawson holders Approx. 43% Intentia holders

Timeline	• Announced:	June 2, 2005
	• Proxy filing:	During July 2005
	• Closing:	By December 31, 2005

Closing Conditions	• Lawson shareholder approval
• Regulatory approvals
• Other customary approvals

Branding	• Combined company to be known as Lawson Software • Will continue to trade on Nasdaq under symbol “LWSN”

Leadership	• Co-Chairman: Richard Lawson • Co-Chairman: Romesh Wadhwani • CEO: Harry Debes (June 15, 2005) • CFO: Robert Barbieri • COO: Bertrand Sciard

Board	• 9 directors, including 3 from Intentia and 3 from Lawson • 2 new directors to be appointed and the CEO

Operations	• Headquarters: St. Paul, Minnesota, USA • International Headquarters: Stockholm, Sweden • 3,500+ employees worldwide • 4,000+ customers in 40+ countries

Financial Profile

[LOGO]	[LOGO]

	SEK in millions	USD in millions(2)	USD in millions
	FY04 Ending 12/31/04(1)	FY04 Ending 12/31/04(1)	FY04 Ending 05/31/04(1)

Revenues	2,983	405.8	363.6

Gross Profit	1,019	138.6	211.3

Gross Margin	34%	34%	58%

Operating Income	(277)	(37.8)	12.1

Operating Margin	(9)%	(9)%	3%

Net Income	(354)	(48.2)	8.0

(1) Intentia figures are based on Swedish GAAP. Lawson figures are based on US GAAP.

(2) Swedish Kronor exchange rates 7.3505 for income statement items and 6.6125 for balance sheet items.

	SEK in millions	USD in millions(2)	USD in millions
	FY04 Ending 12/31/04(1)	FY04 Ending 12/31/04(1)	FY04 Ending 05/31/04(1)

Cash & Investments(3)	500	75.6	200.5

Debt
(includes Convertible notes and financial leases)	296	44.8	2.6

Employees	2,371	2,371	1,579

(1)          Intentia figures are based on Swedish GAAP. Lawson figures are based on US GAAP.

(2)          Swedish Kronor exchange rates 7.3505 for income statement items and 6.6125 for balance sheet items.

(3)          Intentia figures include short-term investments, cash and bank balances. Lawson figures include marketable securities, cash and cash equivalents.

Formula for Profitable Growth

•                  Revenue growth through expanding target market and cross-selling potential

•                  Scale to support R&D and marketing expenditures

•                  Effective cost control, operating efficiency

•                  Minimal cost of integration

Formula for rapid and sustained increase in profitability

Summary

Romesh Wadhwani

Chairman, Intentia International

Co-Chairman designate, the new Lawson Software

Winning Combination

[LOGO]	+	[LOGO]	=	The “New” Lawson

The right choice for the global mid-market

Highly complementary strengths

Expanded opportunity

Scale